UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On November 20, 2020, argenx SE (the “Company”) entered into an Asset Purchase Agreement (the “Agreement”) with Bayer Healthcare Pharmaceuticals Inc. (“Seller”) pursuant to which the Company agreed to buy from Seller a tropical disease priority review voucher (the “PRV”) issued by the U.S. Food and Drug Administration. Upon closing, the Company will pay Seller $98,000,000 in cash in consideration for the PRV. Closing of the transaction is subject to customary conditions, including the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Agreement contains customary representations, warranties, covenants and indemnification provisions.

The foregoing summary is qualified in its entirety by the full text of the Agreement, a copy of which is attached hereto as Exhibit 1.1 and incorporated herein by reference.

On November 23, 2020, the Company issued a press release announcing its entry into the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 1.1, is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-225370) and S-8 (File No. 333-225375).

Exhibit	Description

1.1*	Asset Purchase Agreement, dated November 20, 2020, by and between Bayer Healthcare Pharmaceuticals Inc. and argenx BV

99.1	Press release dated November 23, 2020

* Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit pursuant to Regulation S-K Item 601(b)(2) and exhibits to this exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). The Registrant agrees to provide an unredacted copy of the exhibit, including the omitted exhibits, on a supplemental basis to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: November 23, 2020	By:	/s/ Dirk Beeusaert
Dirk Beeusaert
General Counsel